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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

SBS Broadcasting S.A.

(Translation of registrant's name into English)

8–10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA
REPORTS FIRST QUARTER 2003 RESULTS

Net Revenues up by 8%
Station Operating Cash Flow improved by 168%
EBITDA improved by 123%

LUXEMBOURG, May 5, 2003—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three months ended March 31, 2003.

        Results, which are attached, are in thousands of euro (except share data) converted from local currencies. The following report should be read in conjunction with the accompanying financial statements. Financial highlights are as follows:

	Three months ended March 31,
	2002	2003	% change
	(unaudited)	(unaudited)
Net revenue	€107,021	€115,650	8%
Station operating cash flow(1)	(3,805)	2,583	168%
EBITDA(2)	(9,788)	2,211	123%
Operating loss	(12,091)	(6,251)	48%
Net loss	(19,927)	(8,657)	57%
Net loss per share	€(0.70)	€(0.30)	57%
Weighted average shares outstanding (000)	28,333	28,612
Cash used in operating activities	(10,184)	(829)
Station operating cash flow margin(3)	(3.6%)	2.2%
EBITDA margin(3)	(9.1%)	1.9%

(1)
Station operating cash flow ("STOCF") is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses (see page 7).

(2)
EBITDA is defined as loss before income taxes and minority interest plus interest, depreciation and amortization expenses (see page 7).

(3)
Station operating cash flow margin is STOCF expressed as a percentage of net revenue and EBITDA margin is EBITDA expressed as a percentage of net revenue.

        Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said: "Our first quarter results point to our ongoing success in improving operating leverage across our station portfolio. Our revenue growth outpaced the majority of our markets as we continued to gain market share. This top-line improvement, coupled with strict station cost controls, supported robust growth in our station operating cash flow, EBITDA and margins. Overall, we are becoming an increasingly efficient organization as more and more of our cash flow falls to the bottom line, as evidenced by the reduction in our net loss of more than half in the first quarter.

        "Looking ahead, our management team remains focused on utilizing our pan-European station footprint to drive ratings and revenue, while controlling costs and maximizing cash flow. The market share gains we are achieving in the current weak advertising environment position the company for strong growth as the European advertising industry begins to rebound. Our financial position is also strengthening and based on current pacings we are on track to be cash flow positive for the full year."

        We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US ("US GAAP").

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollar and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three months ended March 31, 2003 compared to the three months ended March 31, 2002, we divide our operations into two segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. The result of our New Media activities is no longer considered a reportable segment and is included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm, and Radio City in Östersund (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi FM (in Greece).

        Results from TVN and TVN7 in Poland, prima TV in Romania, ATV in Austria and Radio Noordzee in The Netherlands (through to October 21, 2002) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries, in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended March 31,
	2002	2003
Net revenue	100.0%	100.0%
Operating expenses:
Station operating expenses	82.6%	78.2%
Selling, general and administrative expenses	21.0%	19.5%
Corporate expenses	2.4%	2.7%
Non-cash compensation	0.2%	—
Depreciation and Amortization	5.1%	5.0%

Three months ended March 31, 2003 compared to three months ended March 31, 2002

Net Revenue

        Net revenue increased €8.6 million, or 8%, from €107.0 million for the three months ended March 31, 2002 to €115.6 million for the three months ended March 31, 2003. The increase was mainly attributable to increased net revenues of €7.6 million, or 8%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €4.6 million, or 32%, from Kanal 5, mainly due to increased viewing shares and due to an estimated increase in the television advertising market of 4%. Our Hungarian Television operations and TVNorge had increased net revenues of €2.9 million, or 24%, and €1.0 million, or 9%, respectively, mainly due to increased viewing shares. Despite a decrease in the Dutch television advertising market our Dutch Television operations had increased revenues of €1.7 million, or 5%, due to increased viewing shares. Our Danish Television operations had an increase in net revenues of €0.2 million, or 2%, and VT4 had decreased net revenues of €0.6 million, or 5%.

        Our Radio operations' net revenues increased €1.0 million, or 14%, mainly due to net revenues of €0.7 million at Lampsi, which was not broadcasting in the three months ended March 31, 2002.

Station Operating Expenses

        Station operating expenses increased €2.1 million, or 2%, from €88.4 million for the three months ended March 31, 2002 to €90.5 million for the three months ended March 31, 2003, mainly due to increased station operating expenses of €1.8 million at our Television operations. Station operating expenses expressed as a percentage of net revenues were 82.6% and 78.2% for the three months ended March 31, 2002 and 2003, respectively, reflecting our ability to increase our operating margins through strict cost control.

        The increase in station operating expenses at our Television operations was mainly due to an increase at our Dutch Television operations of €2.5 million, or 7%, mainly due to increased cost of local productions, which was not broadcast in the three months ended March 31, 2002. Our Hungarian Television operations and Kanal 5 had increased station operating expenses of €0.5 million and €0.4 million, respectively, mainly due to the cost of the Big Brother show. Such increases were partly offset by decreased station operating expenses at TVNorge of €1.6 million, or 15%, mainly due to savings within distribution cost.

        Our Radio operations had increased station operating expenses of €0.3 million, or 9%, mainly due to increased cost at Lampsi, which was not broadcasting in the three months ended March 31, 2002.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €0.2 million, or 1%, from €22.4 million for the three months ended March 31, 2002 to €22.6 million for the three months ended March 31, 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 21.0% and 19.5% for the three months ended March 31, 2002 and 2003, respectively reflecting our ability to increase our operating margins through strict cost control.

Corporate Expenses

        Corporate expenses increased €0.5 million, or 20%, from €2.6 million for the three months ended March 31, 2002 to €3.1 million for the three months ended March 31, 2003, mainly due to non-recurring expenses for external consultants. Corporate expenses expressed as a percentage of net revenues were 2.4% and 2.7% for the three months ended March 31, 2002 and 2003, respectively.

Non-cash Compensation

        We recorded no non-cash compensation for the three months ended March 31, 2003.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €0.2 million, or 5%, from €5.5 million for the three months ended March 31, 2002 to €5.7 million for the three months ended March 31, 2003, mainly due to increased depreciation associated with new premises for our Dutch Television operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.1% and 5.0% for the three months ended March 31, 2002 and 2003, respectively.

Operating Loss

        Operating loss decreased €5.8 million, or 48%, from €12.1 million for the three months ended March 31, 2002 to €6.3 million for the three months ended March 31, 2003, primarily due to decreased operating loss of €5.4 million from our Television operations.

        The decrease in our operating loss was mainly due to increased operating income at Kanal 5 of €3.6 million, and decreased operating losses at TV Norge, our Hungarian and Danish Television operations of €2.6 million, €1.2 million and €1.1 million, respectively. Such improvements was partly offset by increased operating losses of €1.6 million and €0.1 million at our Dutch Television operations and VT4, respectively.

Equity in Income (Loss) from Unconsolidated Subsidiaries

        Equity in income (loss) from unconsolidated subsidiaries improved €2.0 million, from a loss of €1.5 million for the three months ended March 31, 2002 to an income of €0.5 million for the three months ended March 31, 2003. The improvement was mainly attributable to the absence in 2003 of a loss of €1.2 million related to our investment in ATV in Austria, which was fully written off in 2002.

Net Interest Expense

        Net interest expense decreased €0.8 million, or 12%, from €6.7 million for the three months ended March 31, 2002 to €5.9 million for the three months ended March 31, 2003. The decrease was attributable to reduced interest expense as a result of our repayment of debt.

Foreign Exchange Gain (Loss)

        Foreign exchange gain (loss) improved €3.9 million, from a loss of €1.6 million for the three months ended March 31, 2002 to a gain of €2.3 million for the three months ended March 31, 2003. The increase in foreign exchange gain is mainly due to non-cash gains on our 7% Convertible Subordinated Notes as a result of the strengthened position of the euro against the US dollar during the three months ended March 31, 2003.

Investment Gain

        Investment gain increased €0.1 million from €0.2 million for the three months ended March 31, 2002 to €0.3 million for the three months ended March 31, 2003. The 2003 gain comprises a gain realized on the sale of our equity interest in TV Hordaland in Norway.

Gain on Extinguishment of Debt

        In the three months ended March 31, 2003 we recorded a gain of €0.1 million realized on the extinguishment of $5 million face value of our 7% Convertible Subordinated Notes, which at March 31, 2003 is reduced to $65 million (€59.7 million).

Other Expenses, Net

        Other expenses, net, increased €0.2 million from €0.2 million for the three months ended March 31, 2002 to €0.4 million for the three months ended March 31, 2003, mainly due to increased municipality tax expenses at our Hungarian Television operations

Net Loss

        As a result of the foregoing, our net loss decreased €11.2 million from a loss of €19.9 million for the three months ended March 31, 2002 to a loss of €8.7 million for the three months ended March 31, 2003.

Station Operating Cash Flow and EBITDA

        "Station operating cash flow" is defined as operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses. EBITDA is defined as loss before income taxes and minority interest plus interest, depreciation and amortization expenses. We believe that station operating cash flow and EBITDA are metrics accepted by the broadcasting industry as generally recognized measures of performance and are used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow and EBITDA are not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow and EBITDA are not, and should not be used as, indicators of or alternatives to operating income (loss), net loss, or cash flow from operations as reflected in our consolidated financial statements and are not measures of financial performance under US GAAP.

        The following table reconciles operating income (loss) to station operating cash flow and net loss to EBITDA:

	Three months ended March 31,
	2002	2003
Operating loss	(12,091)	(6,251)
Add: Corporate expenses	2,592	3,099
Non-cash compensation	207	—
Depreciation	3,383	3,685
Amortization	2,104	2,050

Station operating cash flow	(3,805)	2,583

Net loss	(19,927)	(8,657)
Add: Amortization	2,104	2,050
Depreciation	3,383	3,685
Interest income	(322)	(139)
Interest expense	7,059	6,044
Income taxes	123	298
Minority interest in losses	(2,208)	(1,070)

EBITDA	(9,788)	2,211

        Station operating cash flow for the three months ended March 31, 2003 was an income of €2.6 million compared to a loss of €3.8 million for the three months ended March 31, 2002. The improvement was primarily attributable to increased income at Kanal 5 of €3.6 million, and decreased losses at TV Norge, our Hungarian and Danish Television operations of €2.6 million, €1.2 million and €1.1 million, respectively. Such improvements was partly offset by increased losses of €1.6 million and €0.1 million at our Dutch Television operations and VT4, respectively. Our Radio operations had increased station operating income of €0.7 million.

        Similarly, EBITDA improved from a loss of €9.8 million for the three months ended March 31, 2002 to an income of €2.2 million for the three months ended March 31, 2003. In addition to the improvements above, the improved EBITDA was attributable to an improvement within foreign exchange gain (loss) of €3.9 million.

Disclosure required by the Indenture

	Twelve months ended March 31, 2002	Twelve months ended March 31, 2003
Restricted Group adjusted EBITDA(1) (2)	€44,074	€52,380
Unrestricted Group adjusted EBITDA(1) (2)	(18,047)	(10,313)
Consolidated adjusted EBITDA(1)	€26,027	€42,067

(1)
Adjusted EBITDA (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture") represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and, as noted above, we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)
Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries. Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee (through to October 21, 2002).

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that results point to our ongoing success in improving operating leverage across our station portfolio, that we continue to gain market share, that we are becoming an increasingly efficient organization, that our management team remains focused on utilizing our pan-European station footprint to drive ratings and revenue while controlling costs and maximizing cash flow, that market share gains position the company for strong growth as the European advertising industry begins to rebound, that our financial position is strengthening and that we are on track to be cash flow positive for the full year. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations and/or services; the effects of technological changes in broadcasting technology; and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

        The Company will host a teleconference to discuss its results on Tuesday, May 6, 2003 at 10:00 a.m. (New York Time), and 16:00 (Amsterdam Time). To access the teleconference, please dial 973-582-2783 ten minutes prior to the start time. The teleconference will also be available via live webcast on the Company's Web site, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through May 9, 2003, that can be accessed by dialing 877-519-4471 or 973-341-3080, passcode 3859451. The webcast will be archived on the Company's Web site for two weeks.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania, and Sweden.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi Brainerd Communicators, Inc. Tel: +1 212 986 6667	Jeff Pryor Pryor Associates Tel: +1 818 382 2233	Catriona Cockburn Citigate Dewe Rogerson Tel: +44 207 282 2924
smarg@braincomm.com	jeff@pryorpr.com	catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended March 31,
	2002	2003
Net revenue	€107,021	€115,650
Operating expenses:
Station operating expenses	88,400	90,473
Selling, general and administrative expenses	22,426	22,594
Corporate expenses	2,592	3,099
Non-cash compensation	207	—
Depreciation	3,383	3,685
Amortization	2,104	2,050

Total operating expenses	119,112	121,901

Operating loss	(12,091)	(6,251)
Equity in income (loss) from unconsolidated subsidiaries	(1,548)	455
Interest income	322	139
Interest expense	(7,059)	(6,044)
Foreign exchange gain (loss)	(1,600)	2,340
Investment gain	195	290
Gain (loss) on extinguishments of debt	—	109
Other expense, net	(231)	(467)

Loss before income taxes and minority interest	(22,012)	(9,429)
Income taxes	(123)	(298)

Loss before minority interest	(22,135)	(9,727)
Minority interest in losses, net	2,208	1,070

Net loss	€(19,927)	€(8,657)

Net loss per common share (basic and diluted)	€(0.70)	€(0.30)

Weighted average common shares (thousands)	28,333	28,612

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31,	March 31,
	2002	2003
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€67,040	€52,609
Short-term investments	10,408	10,126
Accounts receivable trade, net of allowance for doubtful accounts of €2,659 (€2,625 in 2002)	82,291	80,271
Accounts receivable, affiliates	1,480	1,757
Restricted cash and cash in escrow	1,574	1,801
Program rights inventory, current	111,329	111,808
Other current assets	20,031	22,630

Total current assets	294,153	281,002
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	36,160
Goodwill	105,528	104,108
Amortized intangible assets	6,082	4,441
Program rights inventory, non-current	71,982	70,272
Deferred financing cost, net of accumulated amortization	6,395	6,027
Investments in and advances to unconsolidated subsidiaries	143,664	144,521
Notes receivable	870	875
Other assets	1,231	1,836

Total assets	€667,511	€649,242

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,903	€39,380
Accrued expenses	54,453	52,103
Program rights payable, current	68,185	66,014
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	7,069
Deferred income, current	13,668	16,672

Total current liabilities	177,275	181,238
Program rights payable, non-current	31,187	33,992
7% convertible subordinated notes due 2004	66,749	59,660
12% senior notes due 2008	135,000	135,000
Other long-term debt	22,232	20,231
Deferred income, non-current	2,446	2,059
Other non-current liabilities	10,801	10,481
Minority interest	23,115	21,449
Shareholders' equity:
Common shares (authorized 75,000,000 issued 28,623,120 at par value €2.00)	57,246	57,246
Additional paid-in capital	617,214	616,865
Accumulated deficit	(475,019)	(483,676)
Treasury shares at cost (5,568 common shares)	(502)	(153)
Accumulated other comprehensive loss	(233)	(5,150)

Total shareholders' equity	198,706	185,132

Total liabilities and shareholders' equity	€667,511	€649,242

SBS BROADCASTING SA

OPERATING RESULTS BY SEGMENT (UNAUDITED)
(in thousands of euro)

		Three months ended March 31,
		2002	2003
Television operations
Net revenue:
TV Norge	(in Norway)	€11,066	€12,099
Kanal 5	(in Sweden)	14,572	19,186
TV Danmark 1 and 2	(in Denmark)	9,453	9,605
VT4	(in Belgium)	11,583	10,997
SBS6, NET5 and V8	(in the Netherlands)	37,877	39,618
TV2	(in Hungary)	12,203	15,111
Other		2,709	435

	Total net revenue	99,463	107,051

Station operating expenses		84,957	86,733
Selling, general and administrative expenses		18,496	18,624
Depreciation		2,941	3,309
Amortization		1,799	1,727

	Total operating expenses	108,193	110,393

	Loss from operations	€(8,730)	€(3,342)

Radio operations
Net revenue:
Denmark		€2,981	€2,968
Sweden		1,946	1,727
Finland		2,631	3,212
Greece		—	692

	Total net revenue	7,558	8,599

Station operating expenses		3,443	3,740
Selling, general and administrative expenses		3,930	3,970
Depreciation		442	376
Amortization		305	323

	Total operating expenses	8,120	8,409

	Income (loss) from operations	€(562)	€190

Consolidated
Net revenue:		€107,021	€115,650

Loss from operating segments		(9,292)	(3,152)
Corporate expenses		(2,592)	(3,099)
Non-cash compensation		(207)	—

Operating loss		€(12,091)	€(6,251)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING S.A.
Date: May 6, 2003	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

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SBS BROADCASTING SA REPORTS FIRST QUARTER 2003 RESULTS
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
CONSOLIDATED BALANCE SHEETS
OPERATING RESULTS BY SEGMENT (UNAUDITED)
SIGNATURES